Exhibit 99.2

Earnings Presentation Third Quarter

ϮϬϮϲ

Ϯ Legal disclaimer This presentation contains forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . We intend such forward - looking statements to be covered by the safe harbor provisions for forward - looking statements as contained in Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company ’ s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company ’ s future financial results, expected impact from various regulatory developments, Revenue and Income, EBITDA,  and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company ’ s anticipated cash requirements and financing plans, are forward - looking statements . The words “ may, ” “ might, ” “ will, ” “ could, ” “ would, ” “ should, ” “ expect, ” “ plan, ” “ anticipate, ” “ intend, ” “ target, ” “ seek, ” “ believe, ” “ estimate, ” “ predict, ” “ potential, ” “ continue, ” “ contemplate, ” “ possible, ” “ forecasts, ” “ aims ” or the negative of these terms and similar expressions are intended to identify forward - looking statements, though not all forward - looking statements use these words or expressions . These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements, including, but not limited to, the following : our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects ; the timing of construction of any project ; availability of, and access to, interconnection facilities and transmission systems ; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits ; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors ; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made ; our suppliers ’ ability and willingness to perform both existing and future obligations ; competition from traditional and renewable energy companies in developing renewable energy projects ; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire ; offtakers ’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks ; exposure to market prices in some of our offtake contracts ; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues ; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions ; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected ; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production ; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather - related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards ; our dependence on certain operational projects for a substantial portion of our cash flows ; our ability to continue to grow our portfolio of projects through successful acquisitions ; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies ; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business ; our ability to retain and attract key personnel ; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure ; our ability to protect our business from, and manage the impact of, cyber - attacks, disruptions and security incidents, as well as acts of terrorism or war ; health - related pandemics or outbreaks, including the COVID - 19 pandemic ͖ changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects ; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy ; our ability to effectively manage the global expansion of the scale of our business operations ; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel ; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti - bribery and anti - corruption laws ; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations ; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects ; limitations on our management rights and operational flexibility due to our use of tax equity arrangements ; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects ; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future ; our ability to obtain tax benefits and credits in the U . S . or other jurisdictions ; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares ; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located ; the costs and requirements of being a public company, including the diversion of management ’ s attention with respect to such requirements ; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control ; and other risk factors set forth in the section titled “ Risk factors ” in our Annual Report on Form 20 - F for the fiscal year ended December 31 , 202 5 filed with the Securities and Exchange Commission (the “ SEC ” ), as may be updated in our other documents filed with or furnished to the SEC . These statements reflect management ’ s current expectations regarding future events and operating performance and speak only as of the date of this presentation . You should not put undue reliance on any forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur . Except as required by applicable law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third - party sources and management estimates . Management estimates are derived from publicly available information released by independent industry analysts and other third - party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable . In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above . These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company . Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed . Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward - looking statements in this presentation . Non - IFRS Financial Metrics This presentation presents Adjusted EBITDA, a non - IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ( “ IFRS ” ) . A reconciliation of Adjusted EBITDA to Net Income, its most directly comparable IFRS financial measure, is contained in the tables at the end of this presentation . The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward - looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company ’ s control and/or cannot be reasonably predicted . These items may include, but are not limited to, forward - looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income . Such information may have a significant, and potentially unpredictable, impact on the Company ’ s future financial results . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of the products or services of the Company .

ϯ 1 Revenues and income include revenues from the sale of electricity and income from tax benefits from U.S. projects; 2 Adjusted EBITDA is a non - IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; ϯ FGW (Factored GW) is the company ’ s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction cost s. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5 ; 4 Annual revenue run - rate for first - year revenues. Strong financial results with 40 % growth in Revenue and income 1 and 38 % growth in Adjusted EBITDA 2 . Net profit of $ 34 million and operating cash flow of $ 104 million. Raising 2026 guidance: Revenue and Income midpoint increased to ~$ 820 million. Adjusted EBITDA increased to ~$ 582 million. Portfolio expanded by 7%. Mature component increased by 0.4 FGW 3 to 12.7 FGW. 2026 on track: 1.2 FGW have commenced construction during Q 3 . Under construction component amounts to 5.6 FGW. ~ 7 FGW expected to be under construction by year - end. Financial strength: the Company is generating cash flow from operating activities at an annual run - rate of approx. $ 400 million in 2026 , alongside responsible debt management, mostly non - recourse and at fixed or hedged interest rates. Key quarterly milestones: projects advanced in Central and Eastern U.S. markets, led by Blackwater (PJM); European storage portfolio expanded - total mature European portfolio to reach ARR 4 of ~$ 630 million. Q 3  2026 : Record results and significant progress in business plan execution

ϰ Financial Results – Growth Momentum Continues

ϱ 3 Q 26 vs 3 Q 25 , $ m Revenues & income Net profit Cash flow from operations 2 Q 3 2026 : Record q uarter in r evenues & income and a djusted EBITDA 1 Adjusted EBITDA is a non - IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2 Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, rather than as cash flows from operating activities. Adjustments were made for the years 2023 – 2025 following a change in accounting policy; for further details, see Appendix 4 in the Earning release; 3 Excluding one - time items: in Q 3 2026 , a $ 20 million PPA cancellation fee for the Gemstone and Rustic Hills projects, partially offset by $ 12 million in compensation and an advance payment refund from a supplier; in Q 3 2025 , $ 13 million in financial income from the Gecama refinancing. Amounts are presented on a pre - tax basis; the adjustment is presented n et of tax. 165 112 32 83 231 154 34 104 Adjusted EBITDA 1 ϰϬ % ϯ 8 й 3 Q Ϯ 6 3 Q Ϯϱ 3 Q Ϯ 6 3 Q Ϯϱ 3 Q Ϯ 6 3 Q Ϯϱ 3 Q Ϯ 6 3 Q Ϯϱ 4% Ϯϲй Excluding one - time items 3 : ~$ 1 7 m 76 % excluding one - time items 3

9M 2026: 49% growth in revenues & income and 38% growth in adjusted EBITDA

9M26 Results vs 9M25 ($m)



49%
38%
48% excluding Sunlight
-27%
122% excluding Sunlight and one-time items³
39%
641
430
Sunlight sales contribution: $30m in 2026 and $42m in 2025
468
Sunlight
339
Sunlight
438
297
Sunlight sales contribution: $81m in 2025
140
Sunlight
103
289
208
9M 25
9M 26
9M 25
9M 26
9M 25
9M 26
9M 25
9M 26
Revenues & income
Adjusted EBITDA¹
Net profit
Cash flow from operations²

[1]Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; [2]Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, rather than as cash flows from operating activities. Adjustments were made for the years 2023–2025 following a change in accounting policy; for further details, see Appendix 4 in the Earning release; [3]Excluding one-time items: in Q3 2026, a $20 million PPA cancellation fee for the Gemstone and Rustic Hills projects, partially offset by $12 million in compensation and an advance payment refund from a supplier; in Q3 2025, $13 million in financial income from the Gecama refinancing. Amounts are presented on a pre-tax basis; the adjustment is presented net of tax.

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ϳ Revenues & income 1 ($m) ϴϮϬ ϳϵϬ Adjusted EBITDA 2 ($m) Updated guidance Q 2 2026 guidance ϱϴϱ ϱϲϱ We are raising and narrowing 2026 guidance for revenues & income and adjusted EBITDA 1 Revenues and income include revenues from the sale of electricity and income from tax benefits from U.S. projects amounting t o $ 160 - 180 m. 2 Adjusted EBITDA is a non - IFRS measure. Please see the appendix of this presentation for a reconciliation to Net income Updated guidance Q 2 2026 guidance ϳϴϱ ϳϱϱ Initial guidance ϱϲϱ ϱϰϱ Initial guidance + ϱ͘Ϭй Midpoint growth + ͘ ϲ 5 й Midpoint growth ϴϯϬ ϴϭϬ ϱϵϬ ϱϳϱ

ϴ Revenue & income 1 ($m) 1 Revenues & income include revenues from the sale of electricity and income from tax benefits in the U.S. ($ 160 - 180 million in 2026 ) ; Ϯ Adjusted EBITDA is a non - IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income We are sustaining our 40 % compounded annual g rowth r ate 52 84 102 135 192 261 399 582 810 - 830 2018 2019 2020 2021 2022 2023 2024 2025 2026E 41 % CAGR Adjusted EBITDA Ϯ ($m) 39 66 78 92 130 194 289 438 575 - 590 2018 2019 2020 2021 2022 2023 2024 2025 2026E 40 % CAGR

ϵ 1 Includes the hedging component for variable - rate loans; 2 Bond C is convertible when the share price exceeds ILS 240 ; 3 Bond H is in the money and convertible when the share price exceeds ILS 80 . $ 1. 3 bn Corporate debt repayments schedule $ m ϴϬй Non / limited recourse project finance ϮϬй Corporate ϭϱй EUR ϰϴй USD ϯϴй ILS  $ 5.6 bn Long - term debt breakdown ϴϲй Fixed 1 Interest rate 187 174 187 118 118 118 118 34 34 34 34 82 49 236 255 187 152 152 152 152 Bond D Bond C 2 - Convertible Bond G Bond H 3 - Convertible Bank Loans providing resiliency to increased interest rates 2027 2028 2029 2030 2031 2032 2033 14 % Floating Interest rate Financial resilience & disciplined debt management

ϭϬ Significant milestones achieved during Q 3

ϭϭ ISO - NE NYISO WECC CAISO Southeast SPP ERCOT MISO PJM 40 % of Enlight U.S. early stage (advanced and early development) is in PJM, SPP and MISO Creating new offtake opportunities with large - load and C&I customers Higher PPA rates Exposure to Merchant markets Data center BYOG 1 schemes ϱ͘ϳ FGW WECC – SW ϰ͘ϵ FGW PJM ϲ͘ϰ FGW WECC – NW 1.6 FGW CAISO ϰ͘ϭ FGW SPP ϭ͘ϴ FGW Other 1 Bring Your Own Generation Expansion into integrated markets: enhancing Enlight ’ s position as a national US developer

ϭϮ Flagship PJM project Sussex County, Virginia County permit received - conditional use  permitting Grid connection secured Potential to double capacity through Connect and Expand Attractive option for data center customers Achieved Next 1.2 FGW Total capacity 600 MW Solar 2,000 MWh Storage 500 MWac Grid connection secured 2030 Expected COD Expansion into integrated markets: Blackwater secures a critical permit in PJM Blackwater

ϭϯ Expanding our energy storage business in Europe 1 For projects not yet operating: expected first - year revenues In the past year 4 new countries in the mature portfolio: Germany, Poland, Romania, Finland ~$ 300 m added to run - rate revenues 1 6.6 GWh storage capacity added to the portfolio Enlight's presence in Europe Mature project 858 MWh of projects acquired in Q 3 2026 New country (past year) ϰϮϰ MWh Poland Ϯ͕ϯϬϮ MWh Finland ϯ͕Ϭϰϳ MWh Germany Romania ϴϰϴ MWh

ϭϰ Expanding our energy storage business in Europe Enlight's presence in Europe Mature portfolio Wind BESS Total mature portfolio in Europe 12 Countries 4.2 FGW Mature portfolio capacity ~$ 630 m EU Mature portfolio annual run - rate revenues 1 Existing territory Mature project ϴϱϴ MWh of projects acquired in Q 3 2026 New country (past year) ϲϰϳ MW PV ϭ͕ϭϴϳ MW ϴ͕ϯϮϯ MWh 1 For projects not yet operating: expected first - year revenues

ϭϱ Operational  1 FGW  4.0  In construction  FGW  5.6  Pre - construction FGW  3.1  Advanced development FGW  8.6 Development FGW  24.9  Total portfolio FGW  46.2 7.1 % FGW = GW + GWh / 3.5 12.7 FGW Components of the Mature Portfolio + 3% 1 FGW (Factored GW) is the company ’ s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Portfolio expanded by ϳ % in Q ϯ , to a total of 4 ϲ͘Ϯ FGW

ϭϲ Portfolio advancement in the quarter across multiple geographies and development stages $ 810 - 820 m Revenues & income ~$ 1,050 m Revenues & income ~$ 500 m Revenues & income 12.7 FGW Components of the Mature Portfolio with ~$ 2.4 billion Expected revenues & income Under const. 5.6 FGW  Pre - const. 3.1 FGW  Development 24.9 FGW  Commence operations in 2026 - 28 To begin construction in the next 12 months Begins construction in the next 13 - 24 months Advanced development 8.6 FGW 1 FGW (Factored GW) is the company ’ s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction cost s. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5 245 FMW Ϯϴϴ FMW 2, ϭϭϭ FMW 302 FMW 100 FMW ϰϬ FMW 15 FMW ϱϬϵ FMW 45 FMW 907 FMW 249 FMW ϲϮ FMW Operational 4.0 FGW 1

Construction momentum towards ~7 FGW under construction in 2026



Mature portfolio (FGW[1])
By status – operating and under construction
To begin construction in 2027
To begin construction in 2026
Under construction
8.7
12.7
~1.8
~1.3
5.6
4.0
Operating portfolio
Under and pre-construction
Mature phase portfolio Q3 2026

- **~1.2 FGW started construction** during the past three months
- **Additional ~1.3 FGW** expected to start construction during 2026
- ~86% of the mature component in the portfolio expected to be **operating or under construction by end of 2026**

[1]FGW (Factored GW) is the company's consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5

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ϭϴ 1 Cash and cash equivalents at parent company level of $ 420 m and $ 316 m held by subsidiaries 8.7 FGW with Capex investment of $ 9.2 bn $ Ϯ͘ϭ bn already invested in 9 M 2026 , an increase of ~ 80 % compared with the same period last year Full operation of the mature component will allow Enlight to reach an ARR of ~$ 2.4 bn ϳ͘ϳ FGW of the 8.7 FGW in the mature component are expected to reach operation by end of 2028 , reaching an ARR of over $ 2.2 bn Non - yielding mature component of portfolio (FGW) 5.6 ~ 1.8 ~ 1.3 8.7 FGW Under Construction Start of Construction 2027 Start of Construction 2026 Continued construction momentum in the mature portfolio component : majority of milestones completed 8.7 FGW 6. ϵ FGW 80 % of capacity under construction in 2026 1.6 FGW - Merchant 8.7 FGW 5.9 FGW Secured PPA ϴϱ % of capacity either contracted , or intentionally Merchant $ 1.5 bn $ 0.9 bn 60 % of project equity invested; $ 0.7 bn available liquidity as of September 30 ϭ  $ 7.7 bn $ 5.2 bn 67 % of project finance secured

ϭϵ 1 Based on 2026 guidance added to revenues & income (sale of electricity, tax benefits) of projects in the under construction and pre - construction portions of the Mature portfolio, and advanced development projects with an expected COD in 2028 On track to a revenue run - rate of over $ 2.2 billion 1 by end - 2028 3 X growth in 3 years

ARR[1] expected to exceed $2.2bn by year-end 2028, with rising share of project ownership

Mature component - 12.7 FGW, revenues & income of ~$2.4bn



Annual recurring revenues & income run rate roadmap1,3,4,5 ($bn)
Weighted average of Enlight's share of revenues and income
41%
CAGR
2.2-2.3
Mature portfolio: ~$2.4bn
1.5
1.0
0.8
0.6
77%
86%
87%
90%
90%
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28



Global operating capacity roadmap2,3 (FGW)
41%
CAGR
~12
Mature portfolio: 12.7 FGW
7.2
4.9
3.9
3.0
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28

[1]Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown; [2]FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; [3]The expected growth in 2028 encompasses the Company's operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; [4]The company's revenues from tax benefits are estimated at approximately 23-25% of the total revenue run rate for December 2026, and approximately 28-31% of the total revenues & income run rate for December 2027 and December 2028; [5]The gap between revenues & income in the mature portfolio and 2028 ARR stems from mature projects completing construction in 2029

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Sustaining 3X growth rate every three years with ROE above 18%

- Average historic return on operating assets (4.0 FGW) **above 15%**
- Under construction and pre-construction projects (8.7 FGW) **maintain** high returns:

$$\frac{\text{~\$800m First year expected EBITDA}^{1}}{\text{~\$6,000m Expected net Capex}^{2}} = \text{~13\% Unlevered project returns}$$

After leverage

Reflects a return on equity of above **18%**

[1]Projected results do not include tax benefits; [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. The PTC value is estimated based on the project's expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD. In assessing the value of the ITC, a step-up adjustment has been made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the value and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

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ϮϮ Strong management platforms across all geographies Global access to capital at attractive costs Strong balance sheet and high available liquidity Large and diversified project portfolio Proven execution capabilities Global network of top - tier partners ( offtakers , banks, OEMs ) Additional details in the appendix Record electricity demand and attractive market conditions Growing and accelerating electricity demand across Enlight ’ s markets, primarily driven by increased build - out of AI data centers Rising electricity prices Attractive equipment costs – panels and storage Advantage for large players, alongside M&A and consolidation trends Increasing regulatory clarity in the US and Europe Meet Enlight in the strongest position in the Company ’ s history Enlight is well - positioned to capitalize on market demand and opportunities in the energy sector

Ϯϯ

Ϯϰ Appendix

Ϯϱ Graph, scale Generation, MW Storage, MWh Portfolio definitions Mature Component Operational, under construction and pre - construction ( expected to start construction within 12 months) Advanced Phase Projects which are expected to begin construction within 13 to 24 months of the Approval Date Development Phase The rest of the projects in development process Note: Portfolio information as of November 2 nd , 2026 ( “ the Approval Date ” ); Projects that are not consolidated in our financial statements are reflected at their proportional share Advanced Phase Under Construction Operational Pre - Construction Mature Phase Projects Development Phase Total Portfolio 0 - 12 months until start of construction 13 - 24 months until start of construction Portfolio snapshot – 46.2 FGW within total portfolio 2,955 6,449 895 7,749 2,599 43,268 15,879 80,859 21,712 10,369 12,573 4,056 23,078 3,594 + + + + + + + 46.2 FGW 12.7 FGW

Ϯϲ Project Atrisco ( 1,200 MWh), New Mexico, U.S. 2.7 5.7 8.6 17.5 21.7 Mature 2022 Mature 2023 Mature 2024 Mature 2025 Mature Q3 2026 Mature portfolio 1 storage capacity: 8 x growth since 2022 representing ~ 50 % of the Mature portfolio expected revenues ϯ Q 26 Additions: Q 3 ϮϬϮϲ Adv. dev. Q 3 ϮϬϮϲ Dev. Q 3 ϮϬϮϲ Total storage capacity portfolio ϰϯ͘ϯ ϭϱ͘ϵ ϴϬ͘ϵ 86 % CAGR ~$ 1,140 m annual rev. & income 2 run rate 1 Operating, under construction, and pre - construction projects. 2 Revenues and income includes revenues from the sale of electricity and income from tax benefits. Ϯϲ Battery storage portfolio (GWh) Energy storage portfolio grew by ϲ͘ϯ GWh during the quarter + 216 MWh + 858 MWh + 331 MWh

Ϯϳ Advantages of “ Connect & Expand ” Shortening time to COD utilizing existing infrastructure saves construction costs utilizing existing interconnect reduces development risks Adding energy storage to existing projects EU+MENA 1.1 GW + 6.9 GWh 3.1 FGW USA 0.3 GW + 2.6 GWh 1.0 FGW Rapid growth with high returns 4.1 FGW of expansions at existing projects planned for construction in 2025 - 2028 Strategy focus: Identifying and acquiring significant grid interconnections, leveraging them to build additional projects on the same site, while maximizing returns “ Connect & Expand ” strategy maximizes interconnection potential and returns

Ϯϴ Portfolio category Capacity ( FGW) % Completed System 1 Impact Study Secured Safe % 1 Harbor Operating 1.6 100% 100 %  Under construction 4.3 100% 100 % Pre - construction 0.6 100% 100 % Advanced development 6.0 100% 83 % Development 18.4 48% 35 й Total U.S. portfolio 31.0 1 Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project comp let ion is subject to meeting development milestones and market conditions 17.9 F GW Safe Harbored 9 FGW until 12 / 2 ϬϮ 5 8.9 FGW during 1 - 6 / 2026 21.3 F GW System Impact Study completed Exceeding Safe Harbor targets to reach 17.9 FGW, additional potential in storage projects Additionally, storage projects starting construction by year - end 2033 can qualify for full tax credits. ~ ϱ .7 FGW additional potential, excluded from the 17.9 FGW enlight

CO Bar – the entire complex is under construction

CO Bar Complex – a five-phase flagship project

Location	Coconino, Arizona, USA
Capacity	1,211 MW + 4,000 MWh
COD date	H2 2027 - H1 2028
PPA duration and counterparty	20 years, BUSBAR PPA with SRP & APS
Net Capex[1] / First year revenues / EBITDA	$1,504-1,581m / $244-257m / $195-205m
Unlevered return[1]	**~12.8-13.2%**

Coconino Arizona

CO Bar Complex



Dog Knobs
Rabbit Canyon

- CO Bar BESS 1,4,5
- CO Bar 2
- CO Bar 1
- CO Bar 3

Developments in the quarter

Last quarter, Enlight completed the financial close for the CO Bar complex: debt financing of approximately **$2.6bn** from a consortium of seven leading international financial institutions.

This quarter, **CO Bar 4-5 started construction** as planned, and the entire complex is now under construction.



[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA: 40% for CO Bar 1-3 (including a 10% Energy Community bonus), and 50% for CO Bar 4 & 5 (including 20% bonuses for Energy Community (10%) and Domestic Content (10%)); [2]Enlight's classification of projects in its pipeline is based on internal parameters.

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ϯϬ Expanding data center operations with a global pipeline of 2 GWIT Pipeline across Enlight ’ s three geographical segments , as part of our geographic and technological diversification strategy Development, financing, construction and operation of data centers for AI workloads, located near power generation sources Focus on large data centers (> 100 MW  IT), near - generation resources (mainly renewables) Leveraging emerging regulatory frameworks for co - located data centers with generation (Bring Your Own Generation) and energy storage Activities across the entire value chain, leveraging existing capabilities and strategic partnerships ~ 2 GWIT Pipeline Business model Strategy Power Provider Powered land Powered shell DC Operator CPU infrastructure Electricity Land Supporting Infrastructure Clients

ϯϭ 1 IEA, Key Questions on Energy and AI (2026); Energy and AI (2025); 2 McKinsey & Company, Powering AI (Jul 2026 ). US 2025 and 2035 E derived from report figures 2 X by 2030 – AI applications continue to drive growth Global data center growth 1 Rising U.S. data center power demand 2 x U.S. data center IT demand to grow ~ 27 % a year to 121 GW by 2030 , with a 30 - 55 GW generation capacity gap x In 2025 , data center electricity use grew 17% , vs. 3 % for total consumption; AI use is expected to triple by 2030 Data centers to drive ~ 75 % of U.S. demand growth this decade US data center IT power demand GW, continued - momentum scenario Global data center electricity consumption TWh Data center growth is accelerating demand for electricity 37 121 259 2025 2030E 2035E 415 485 950 1,200 2024 2025 2030E 2035E 27 % CAGR 14 % CAGR

ϯϮ 1 Ember Global Electricity Review 2026 ( 2000 – 2025 ); IEA Electricity Mid - Year Update 2026 (growth from 2026 E); 2 U.S. EIA MER (to 2025 ), STEO Oct 2026 ( 2026 – 27 E), S&P Global ( 2028 E+) Global electricity demand expected to grow almost 20 % by 2030 Global demand for electricity is rising 1 Demand growth is accelerating: 3 % in 2025 , 3.6 % in 2026 and 3.8 % in 2027 IEA expects average growth of 3.6 % a year in 2026 – 2030 , led by industry, EVs, air conditioning and data centers TWh 10,000 15,000 20,000 25,000 30,000 35,000 40,000 Global electricity demand ϮϬϬϬ ϮϬϭϬ ϮϬϮϬ ϮϬϯϬ E ϮϬϬϱ ϮϬϭϱ ϮϬϮϱ U.S. electricity generation at an all - time high 2 Record U.S. electricity consumption: 4,152 TWh in 2026 and 4,217 TWh in 2027 The commercial sector, including data centers, is expected to drive 60 % of sales growth in 2026 and 66 % in 2027 AI and data centers drive the growth in electricity generation Demand for electricity is rising globally U.S. Electricity Generation TWh Increased use of home electrical appliances Improved energy efficiency D emand from electrification, onshoring of industry, data centers & AI ϯ͘ϲ % CAGR 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 1960 1970 1980 1990 2000 2010 2020 2030 2040 E E

ϯϯ Storage equipment prices expected to keep falling Source: Bloomberg. BloombergNEF - Energy Storage System Cost Survey 2025 . Global benchmark – Low scenario. Pricing based on usable capacity. Historical prices have been adjusted using June to June inflation rates based on the US Consumer Price Index (CPI). Prices converted using exchange rates at the end of October each year. Unprecedented declines in equipment input prices 0% 20% 40% 60% 80% 100% 120% 140% Jan 23 Jun 23 Nov 23 Apr 24 Sept 24 Feb 25 Jul 25 Dec 25 May 26 Oct 26 Lithium price Polysilicon price Historic declines in solar panel and energy storage equipment prices $ per kilowatt - hour, usable (real 2025 ) 367 279 197 122 113 107 102 98 94 91 88 86 83 81 2022 2024 2026 2028 2030 2032 2034

ϯϰ LCOE - Levelized Cost of Energy 1 Attractive renewable generation costs Ψ / MWh PPA pricing in the U.S. 2 A shortage of projects drives a continued rise in PPA prices 83.4 73.3 63.9 $25 $35 $45 $55 $65 $75 $85 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25 Q4-25 Q1-26 Q2-26 Q3-26 Wind Blended Solar Solar + 106% 1 Q 21 – 3 Q 2 6 Renewables are the cheapest solution Renewables are the most competitive technology for new - build generation 1 LCOE Data Lazard ’ s Levelized Cost of Energy Analysis (Version 19.0 ). Figures represent unsubsidized midpoint values ($/MWh). Solar PV + Storage reflects utility - scale PV paired with a 4 - hour battery storage system. Excludes regional transmission and interconnection costs 2 LevelTen Energy PPA Index 69 108 68 90 125 136 210 215 Solar PV (Utility) Solar PV + Storage Wind Onshore Gas Combined Cycle Coal Wind Offshore Gas Peaking U.S. Nuclear

Reconciliation between Net income to Adjusted EBITDA

($ thousands)	For the nine months ended		For the three months ended	
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net Income	**102,501**	**139,629**	**33,516**	**32,257**
Depreciation and amortization	146,580	110,159	48,474	39,142
Share based compensation	14,995	5,047	4,953	2,053
Finance income	(28,044)	(36,292)	(7,784)	(28,126)
Finance expenses	158,761	136,457	54,207	54,171
Contribution from project sales (*)	29,794	41,834	-	2,136
Gain (losses) from project disposals	(889)	(96,431)	-	(1,397)
Non-recurring other expenses, net (**)	9,340	-	9,340	-
Share of losses of equity accounted investees	1,709	3,904	288	2,259
Taxes on income	33,439	35,083	10,941	9,477
Adjusted EBITDA	**468,186**	**339,390**	**153,935**	**111,972**

* Contribution to Adjusted EBITDA from the sales of an additional stake in the deconsolidated asset (Sunlight cluster). For more information regarding the composition of Adjusted EBITDA, refer to the description appearing in the "Non-IFRS financial measures" section of the press release.

** For the purposes of calculating the Adjusted EBITDA, payment of PPA cancellation fees, and compensation and an advance payment refund from a supplier not part of the Company's core business (which are unrelated to contractual performance shortfalls) are recognized as Non-recurring other expenses, net.

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